Male Age 45 Standard Nonsmoker

							End of Year
	Beginning of		Premium Tax		Cost of	Investment	Accumulated
Year	the Year AV	Premium	Charge	Policy Fee	Insurance	Income	Value
1	0.00	3,000.00	97.50	90.00	819.35	(43.60)	1,949.55
2	1,949.55	3,000.00	97.50	90.00	879.18	(78.30)	3,804.57
3	3,804.57	3,000.00	97.50	90.00	943.19	(111.25)	5,562.63
4	5,562.63	3,000.00	97.50	90.00	1,011.40	(142.40)	7,221.34
5	7,221.34	3,000.00	97.50	90.00	1,088.61	(171.66)	8,773.57

End of year 5 cash surrender value	8,773.57	minus	2,565.00 =	6,208.57

Surrender charge for a 45 year old male nonsmoker is $2.00 + $8.26 = $10.26 per 1000 of face amount
(10.26 x 250 = 2,565.00)